Kenexa Announces Agreement to Acquire Salary.com

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About Kenexa

Kenexa provides business solutions for human resources. We help global organizations multiply business success by identifying the best individuals for every job and fostering optimal work environments for every organization. For more than 20 years, Kenexa has studied human behavior and team dynamics in the workplace, and has developed the software solutions, business processes and expert consulting that help organizations impact positive business outcomes through HR. Kenexa is the only company that offers a comprehensive suite of unified products and services that support the entire employee lifecycle from pre-hire to exit.

Kenexa (Nasdaq: KNXA) and Salary.com (Nasdaq: SLRY) today announced that they have entered into an agreement for Kenexa's acquisition of Salary.com in an all cash tender offer and merger for $4.07 per share, net to the seller in cash without interest thereon and less any applicable withholding taxes, or approximately $80 million. Kenexa expects to complete the cash tender offer and close the transaction during the fourth quarter of 2010. The completion of the transaction is subject to a majority of the outstanding Salary.com shares being tendered, as well as satisfactory completion of other customary closing conditions, including U.S. regulatory approval.

STATEMENT BY KENEXA CEO RUDY KARSAN

We are very excited to announce the acquisition of Salary.com, which provides Kenexa with significant domain expertise and a strong leadership position in the area of on-demand compensation management. Salary.com's value proposition spans both software and proprietary content, similar to Kenexa, and their compensation management solutions are highly synergistic with our broad suite of talent acquisition and retention solutions. We believe Kenexa continues to be recognized in the market place as having the broadest and deepest suite of talent management solutions, and we believe the addition of Salary.com's solutions and customer base will further strengthen our competitive position.

STATEMENT BY SALARY.COM INTERIM CEO PAUL DAOUST

"Over the last several quarters, Salary.com has executed an aggressive restructuring plan to enable the company to focus on our core businesses and areas of competitive advantage. We believe Salary.com's acquisition by Kenexa will enable us to capitalize on our market leading software and data, particularly in the area of compensation management. As a result of the acquisition, Salary.com will now have access to a much larger global sales organization, greater R&D resources and overall financial strength to provide our customers with confidence that we will be able to meet their needs from a long-term perspective. We believe that the combination of Salary.com and Kenexa will provide an end-to-end value proposition that is unmatched in the market place, and which positions our combined organization very well in front of an eventual improvement in the economy and hiring environment."

GENERAL

Q: *Why is Kenexa acquiring Salary.com?*

A: Kenexa believes the acquisition of Salary.com is compelling for a number of reasons, including the following:

- Compensation Management is highly synergistic with Kenexa's current suite of talent acquisition and retention solutions

About Salary.com

Salary.com provides on-demand human resources software that helps businesses and individuals manage pay and performance. The company is the industry leader in market pricing and compensation analysis software that helps customers benchmark, compensate and reward its employees. Salary.com's software was designed by certified compensation professionals and enables corporations to analyze pay competitiveness, simplify cumbersome survey participation and automate market pricing all in a single, web-based solution. Salary.com also provides users with access to a wealth of compensation data, spanning thousands of jobs in geographic locations around the world and which is collected from hundreds of personally-conducted surveys of corporate HR departments every year.

- Salary.com has established itself as a leader in the on-demand, compensation management market
- Salary.com and Kenexa have complementary business models, as both companies deliver a combination of software and proprietary content through a subscription-based, on-demand model
- Kenexa believes there is a significant opportunity to expand Salary.com's adoption in large, global organizations and across international regions
- Kenexa believes the transaction will have a positive impact on its non-GAAP operating results

Q: *Are there areas of duplication in product lines? If so, how will that be addressed?*

A: Kenexa and Salary.com are committed to serving the needs of our combined customers. The companies are largely complementary, and thus the amount of competition between us is limited. Post closing, we believe the industry will remain as dynamic and competitive as it is today. Until the close of transaction, the companies will continue to operate business as usual. Kenexa will not be able to create a product roadmap until after the transaction is closed.

Q: *What will happen to the Salary.com brand?*

A: Kenexa recognizes the strong value of the Salary.com brand. Kenexa will provide additional thoughts regarding the future of the Salary.com brand after the transaction closes.

Q. *Is the culture of Kenexa and Salary.com compatible?*

A. Culture plays a key role in a successful integration. Kenexa and Salary.com share common goals, solution delivery model and strategies in the marketplace. With a focus on delivering market leading human capital management products and services, both organizations are committed to building long-term and successful customer relationships. We believe there is a great fit between the two organizations.

Q. *Will the executive management structure change at Kenexa?*

A. No. The following experienced team will continue to lead Kenexa:

- Chairman and Chief Executive Officer: Nooruddin (Rudy) Karsan
- President and Chief Operating Officer: Troy Kanter
- Chief Financial Officer: Donald Volk
- Chief Technology Officer: Jim Restivo
- Chief Marketing Officer: Eric Lochner
- Chief Customer Officer: Sarah Teten
- Vice-President Business Development: Archie Jones

CUSTOMERS

Q: *Why is this good for customers?*

A: This transaction will benefit customers across all segments the two companies serve. The passion, creativity, and operational excellence of two leading-edge companies, will allow us to better serve customers by accelerating Human Capital Management innovations.

Q: *What does this mean for Kenexa and Salary.com's business partners?*

A: With this acquisition Kenexa will satisfy a broader set of customer needs by adding new products and services. We believe the combined company has significant opportunity to grow into new markets.

Q. *How will this acquisition affect the way clients are serviced?*

A. There will be no changes, only enhancements, made to the current service structure. Clients will continue to contact their respective Kenexa or Salary.com client partners. Enhancements will be communicated well in advance.

CONTACTS

Q. *Who are the press and analyst contacts?*

A. **KENEXA INVESTOR RELATIONS**
Tim Dolan
ICR
(617) 956-6727
timothy.dolan@icrinc.com

MEDIA CONTACTS:
Jennifer Meyer
Kenexa
(612)332-6383
jennifer.meyer@kenexa.com

Jeanne Achille
The Devon Group
732-224-1000 ext. 11
jeanne@devonpr.com

ADDITIONAL INFORMATION

The planned tender offer described in this release has not yet commenced. This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Kenexa will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and Salary.com will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Salary.com's stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 that are not limited to historical facts, but reflect Kenexa's and Salary.com's current beliefs, expectations or intentions regarding future events. No assurance can be given that the acquisition of Salary.com by Kenexa will be completed, that completion will not be delayed, or that Kenexa will realize the anticipated benefits of the transaction. Risks could include the parties' expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of Kenexa and Salary.com; the plans, objectives, expectations and intentions with respect to future operations and services of Kenexa and Salary.com; any necessary approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive any required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions; the possibility that the expected synergies will not be realized, or will not be realized within the expected time period; the impact of labor relations, global economic conditions, competitive actions taken by other companies, natural disasters, difficulties in integrating the two companies, or regulatory matters. Kenexa and Salary.com caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Kenexa's and Salary.com's most recently filed annual reports on Form 10-K, subsequent quarterly reports on Form 10-Q, recent current reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Kenexa, Salary.com, the proposed transaction or other matters and attributable to Kenexa or Salary.com or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Kenexa nor Salary.com undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.